SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany
T +49/62 27/7-4 74 74
F +49/62 27/7-5 75 75
www.sap.com

SAP AG, Dietmar-Hopp-Allee 16, 69190 Walldorf Kathleen Collins Accounting Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, DC 20549	January 23, 2008 Dr. Christoph Hütten Chief Accounting Officer Senior Vice President Corporate Financial Reporting T +49/62 27/7-63475 F +49/62 27/7-30535 E christoph.huetten@sap.com

Re:	SAP AG Form 20-F for the Fiscal Year Ended December 31, 2007 Filed April 2, 2008 Form 6-K Filed November 14, 2008 File No. 001-14251
Dear Ms. Collins,
By letter dated November 18, 2008, the staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) provided a comment to SAP AG, (SAP or the Company) in response to SAP’s Form 20-F for the fiscal year ended December 31, 2007 filed April 2, 2008 and Form 6-K filed November 14, 2008. In addition, the Staff provided certain additional comments to the Company by telephone. For your convenience we have reproduced in italics below the Staff’s written comment followed by the Company’s response thereto.
Form 6-K Filed November 14, 2008
1.	We note your response to prior comment 2 to the Staff’s letter dated September 26, 2008 where you indicate that the Company will remove any reference to non-GAAP financial information and the related U.S. GAAP to non-GAAP reconciliation from the face of your consolidated income statement. While we note that the Company included a consolidated income statement (exclusive of any non-GAAP information) in your November 14, 2008 Form 6-K as you previously indicated, we also note that you continue to include a reconciliation of U.S. GAAP and non-GAAP financial information in an income statement format. Please note that it is not appropriate to present an entire non-GAAP income statement in an attempt to reconcile non-GAAP measures to GAAP measures. This can result in the creation of many additional non-GAAP measures and give the impression that the non-GAAP presentation represents a comprehensive basis of accounting. As previously requested, please remove this reconciliation format in your future Forms 6-K and instead provide reconciliations for the individual non-GAAP measures you wish to present (i.e. operating income, operating margin, software and software-related service revenue and earnings per share) as discussed on page 5 of your Form 6-K.
SAP AG
Vorstand: Henning Kagermann (Sprecher), Léo Apotheker (Sprecher), Werner Brandt, Erwin Gunst, Claus Heinrich, Bill McDermott, Gerhard Oswald, John Schwarz, Jim Hagemann Snabe,
Vorsitzender des Aufsichtsrats: Hasso Plattner, Registergericht Mannheim HRB 350269
Deutsche Bank AG, Heidelberg (BLZ: 672 700 03) Konto: 0912030, SWIFT-BIC: DEUT DE SM 672, IBAN DE78 6727 0003 0091 2030 00

SAP hereby advises the Staff that it will not use the non-GAAP to U.S. GAAP reconciliation format referenced in the Staff’s comment 1 in future Forms 6-K. SAP intends to use the non-GAAP to U.S. GAAP reconciliation format attached hereto as Exhibit A in future Forms 6-K, subject to future changes in the Company’s non-GAAP measures and any changes required by law.
In response to the conversations that SAP has had with the Staff SAP advises the Staff that it intends to provide the enhanced disclosures regarding non-GAAP measures attached hereto as Exhibit B in future Forms 6-K and Forms 20-F.
If you have any questions about the foregoing, please do not hesitate to contact the undersigned at +49 6227 7-63475 or Peter Harwich at 212 610 6471.

Very truly yours,
/s/ Christoph Hütten
Dr. Christoph Hütten
Chief Accounting Officer SAP AG

Cc:	Dr. Werner Brandt, SAP AG Michael Junge, SAP AG Peter Harwich, Allen & Overy LLP

2

Exhibit A
Reconciliations from Non-GAAP Numbers to U.S. GAAP Numbers — Year to Date
Preliminary and unaudited
The following tables present reconciliations from our “Non-GAAP” numbers (including our “Non-GAAP at Constant Currency” numbers) to the respective most comparable U.S. GAAP numbers. Note: Our non-GAAP numbers are not prepared under a comprehensive set of accounting rules or principles. Please see the section “Explanation of Non-GAAP Measures” for more information on our non-GAAP numbers.

€ millions, unless otherwise stated	Nine months ended September 30
	2008					2007			% change
	U.S. GAAP	Adj.*	Non-GAAP*	Currency impact**	Non-GAAP constant currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP	Non-GAAP*	Non-GAAP constant currency**

Non-GAAP Revenue Numbers

Software revenue	2,283	0	2,283	134	2,417	1,992	0	1,992	15	15	21
Support revenue	3,324	140	3,464	172	3,636	2,833	0	2,833	17	22	28
Subscription and other software-related service revenue	184	0	184	4	188	129	0	129	43	43	46
Software and software-related service revenue	5,791	140	5,931	310	6,241	4,954	0	4,954	17	20	26
Consulting revenue	1,832	0	1,832	99	1,931	1,618	0	1,618	13	13	19
Training revenue	323	0	323	17	340	300	0	300	8	8	13
Other service revenue	77	0	77	5	82	84	0	84	-8	-8	-2
Professional services and other service revenue	2,232	0	2,232	121	2,353	2,002	0	2,002	11	11	18
Other revenue	56	0	56	2	58	46	0	46	22	22	26
Total revenue	8,079	140	8,219	433	8,652	7,002	0	7,002	15	17	24

Non-GAAP Operating Expense Numbers

Cost of software and software-related services	-1,166	142	-1,024			-919	37	-882	27	16
Cost of professional services and other services	-1,731	0	-1,731			-1,531	1	-1,530	13	13
Research and development	-1,236	18	-1,218			-1,049	1	-1,048	18	16
Sales and marketing	-1,912	64	-1,848			-1,523	3	-1,520	26	22
General and administration	-477	1	-476			-367	0	-367	30	30
Other operating income/expense, net	9	0	9			10	0	10	-10	-10
Total operating expenses	-6,513	225	-6,288	-289	-6,577	-5,379	42	-5,337	21	18	23

Non-GAAP Income Numbers

Operating income	1,566	365	1,931	144	2,075	1,623	42	1,665	-4	16	25
Other non-operating income/expense, net	25	0	25			-8	0	-8	-413	-413
Financial income/expense, net	-34	0	-34			103	0	103	-133	-133
Income from continuing operations before income taxes	1,557	365	1,922			1,718	42	1,760	-9	9
Income taxes	-489	-94	-583			-536	-16	-552	-9	6
Minority interests	-1	0	-1			-3	0	-3	-67	-67
Income from continuing operations	1,067	271	1,338			1,179	26	1,205	-9	11

Loss from discontinued operations, net of tax	-29	0	-29			-12	0	-12	142	142
Net income	1,038	271	1,309			1,167	26	1,193	-11	10

Non-GAAP Key Ratios

Earnings per Share (EPS)
EPS from continuing operations — basic in €	0.90		1.12			0.98		1.00	-8	12
EPS from continuing operations — diluted in €	0.89		1.12			0.97		0.99	-8	13
EPS from net income — basic in €	0.87		1.10			0.97		0.99	-10	11
EPS from net income — diluted in €	0.87		1.10			0.96		0.98	-9	12

Weighted average number of shares***	1,192		1,192			1,209		1,209

Operating margin	19.4%		23.5%		24.0%	23.2%		23.8%	-3.8pp	-0.3pp	0.2pp
Effective tax rate from continuing operations	31.4%		30.3%			31.2%		31.4%

*adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See the section “Explanation of Non-GAAP Measures” for details.

**constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period. See the section “Explanation of Non-GAAP Measures” for details.

***in millions, treasury stock excluded.
Exhibit A, Page 1

Exhibit B
Explanation of Non-GAAP Measures
This document discloses certain financial measures, such as non-GAAP revenues, non-GAAP expenses, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, non-GAAP earnings per share, free cash flow, constant currency revenue and operating income measures as well as U.S. dollar based revenue numbers that are not prepared in accordance with U.S. GAAP and are therefore considered non-GAAP financial measures. Our non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP. Our non-GAAP financial measures included in this document are reconciled to the nearest U.S. GAAP measure in the tables on the pages F5 to F11 above.
We believe that it is of interest to investors to receive certain supplemental historical and prospective non-GAAP financial information used by our management in running our business and making financial, strategic and operational decisions — in addition to financial data prepared in accordance with U.S GAAP — to attain a more transparent understanding of our past performance and our future results. Beginning in 2008, we use these non-GAAP measures as defined below consistently in our planning, forecasting, reporting, compensation and external communication. Specifically,
•	Our management uses these non-GAAP numbers rather than U.S. GAAP numbers as the basis for financial, strategic and operating decisions.

•	The variable remuneration components of our board members and employees that are tied to our Company’s growth and operating performance are based on SAP’s achievement of its targets for non-GAAP operating income, non-GAAP software and software-related revenue growth at constant currencies, and non-GAAP operating margin at constant currencies.

•	The annual budgeting process involving all management units is based on non-GAAP revenues and non-GAAP operating income numbers rather than U.S. GAAP numbers.

•	All monthly forecast and performance reviews with all senior managers globally are based on these non-GAAP measures rather than U.S. GAAP numbers.

•	Both, Company-internal target setting and guidance provided to the capital markets are based on non-GAAP revenues and non-GAAP income measures rather than U.S. GAAP numbers.
We believe that our non-GAAP measures are useful to investors for the following reasons:
•	The non-GAAP measures provide investors with insight into management’s decision- making since management uses these non-GAAP measures to run our business and make financial, strategic and operating decisions.

•	The non-GAAP measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects resulting from the acquisition of Business Objects.
Our non-GAAP financial measures reflect adjustments based on the following items, as well as the related income tax effects:
Non-GAAP revenue:
Revenues in this document identified as “non-GAAP revenue” have been adjusted from the respective U.S. GAAP numbers by including the full amount of Business Objects support revenues that would have been reflected by Business Objects had it remained a stand-alone entity but which are not permitted to be reflected as revenues under U.S. GAAP as a result of fair value accounting for Business Objects support contracts in effect at the time of the Business Objects acquisition.
Under U.S. GAAP we record at fair value the Business Objects support contracts in effect at the time of the acquisition of Business Objects. Consequently, our U.S. GAAP support revenues, our U.S. GAAP software and software-related service revenues and our U.S. GAAP total revenues for periods subsequent to the Business Objects acquisition do not reflect the full amount of support revenue that Business Objects would have recorded for these support contracts absent the acquisition by SAP. Adjusting revenue numbers for this one-time revenue impact provides additional insight into our ongoing performance because the support contracts are typically one-year contracts and any renewals of these contracts are expected to result in revenues that are not impacted by the business combination related fair value accounting. However, we cannot provide absolute assurance that these contracts will in fact be renewed.

Exhibit B, page I

Non-GAAP operating expense:
We exclude acquisition-related charges, which are defined as follows:
•	Amortization expense of intangibles acquired in business combinations and certain standalone acquisitions of intellectual property;

•	Expense from purchased in-process research and development; and

•	Restructuring expenses as far as incurred in connection with a business combinations
Although acquisition-related charges include recurring items from past acquisitions, such as amortization of acquired intangible assets, they also include an unknown component, relating to current-year acquisitions. We cannot accurately assess or plan for that unknown component until we have finalized our purchase price allocation. Furthermore acquisition-related charges may include one-time charges that are not reflective of our ongoing operating performance.
Non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP earnings per share
Operating income, operating margin, net income and earnings per share in this document identified as “non-GAAP operating income”, “non-GAAP operating margin”, “non-GAAP net income and “non-GAAP earnings per share have been adjusted from the respective operating income, operating margin, net income and earnings per share numbers as recorded under U.S. GAAP by adjusting for the above mentioned non-GAAP revenues and expenses.
We include these non-GAAP revenues and exclude these non-GAAP expenses for the purpose of calculating non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP earnings per share when evaluating the continuing operational performance of the Company because these expenses generally cannot be changed or influenced by management after the acquisition other than by disposing of the acquired assets. As management at levels below the Executive Board has no influence on these expenses we generally do not consider these expenses for purposes of evaluating the performance of management units. As we believe that our Company-wide performance measures need to be aligned with the measures generally applied by management at varying levels throughout the Company we exclude these expenses when making decisions to allocate resources, both, on a Company level and at lower levels of the organization. In addition, we use these non-GAAP measures to gain a better understanding of the Company’s comparative operating performance from period-to-period and as a basis for planning and forecasting future periods. Considering that management at all levels of the organization is heavily focused on our non-GAAP measures in our internal reporting and controlling, we believe that it is in the interest of our investors that they are provided with the same information.
We believe that our non-GAAP financial measures described above have limitations, which include but are not limited to the following:
•	The eliminated amounts may be material to us.

•	Without being analysed in conjunction with the corresponding U.S. GAAP measures the non-GAAP measures are not indicative of our present and future performance, foremost for the following reasons:
•	The additional insight into our potential future financial performance that our non-GAAP revenue numbers are intended to provide assumes that Business Objects customers renew their maintenance contracts. Projections of our future revenues made based on these numbers would be overstated if such maintenance renewals do not occur.

•	While our non-GAAP income numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenues that result from the acquisitions.

•	The acquisition-related one-time charges that we eliminate in deriving our non-GAAP income numbers are likely to recur should SAP enter into material business combinations in the future.

Exhibit B, page II

•	The acquisition-related amortization expense that we eliminate in deriving our non-GAAP income numbers are recurring expenses that will impact our financial performance in future years.

•	While our non-GAAP revenue numbers are adjusted for a one-time impact only, our non-GAAP expenses are adjusted for both one-time and recurring items. Additionally, the revenue adjustment for the fair value accounting for Business Objects support contracts and the expense adjustment for one-time and recurring acquisition-related charges do not arise from a common conceptual basis as the revenue adjustment aims at improving the comparability of the initial post-acquisition period with future post-acquisition periods while the expense adjustment aims at improving the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our non-GAAP operating income and non-GAAP operating margin numbers as these combine our non-GAAP revenues and non-GAAP expenses despite the absence of a common conceptual basis.
We believe, however, that the presentation of the non-GAAP measures in conjunction with the corresponding GAAP measures provide useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We therefore do not evaluate our growth and performance without considering both non-GAAP measures and U.S. GAAP measures. We caution the readers of this document to follow a similar approach by considering our non-GAAP measures only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP.
NOTE: Starting here we would continue with our explanation of free cash flow and constant currency as before.

Exhibit B, page III